ALSTON&BIRD LLP

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New York, New York 10016

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Fax: 212-210-9444
www.alston.com

Mark F. McElreath   Direct Dial: 212-210-9595   E-mail: mark.mcelreath@alston.com

March 7, 2007

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

> Re: **Brasil Telecom Participações S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 1-14477**

Dear Mr. Spirgel:

We are in receipt of your letter dated February 27, 2007, to Mr. Ricardo Knoepfelmacher of Brasil Telecom requesting additional information pertaining to the above-referenced matter. This letter is to advise you that we will provide responses to your letter by March 19, 2007. Please inform us if the date planned for our responses does not meet with your approval.

If you have any questions, please call me.

Sincerely,



Mark F. McElreath

MFM:kmp

LEGAL02/30220793v1

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